UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 or 15(d) of the
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):  July 12, 2005

IAC/INTERACTIVECORP

(Exact name of Registrant as specified in charter)

Delaware

0-20570

59-2712887

(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

152 West 57th Street, New York, NY		10019
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code:
(212) 314-7300

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 7.01  REGULATION FD DISCLOSURE

On July 12, 2005, the Registrant posted supplemental financial information, together with a related explanatory narrative, on its website (www.iac.com) to communicate certain prospective changes in its financial reporting structure to investors, among other matters.  The supplemental financial information and related narrative, which are attached hereto as Exhibit 99.1, are being furnished by the Registrant pursuant to Regulation FD.  The information set forth in Exhibit 99.1 refers to non-GAAP measures within the meaning of Regulation G.  Additional information regarding those non-GAAP measures can be found in the Registrant’s public filings, including its Current Report on Form 8-K filed May 4, 2005.

ITEM 9.01  FINANCIAL STATEMENTS AND EXHIBITS

Exhibit No.	Description

99.1	Supplemental financial information and related materials.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IAC/INTERACTIVECORP

	By:	/s/	Gregory R. Blatt
	Name:		Gregory R. Blatt
	Title:		Executive Vice President and General Counsel

Date: July 12, 2005

3

Exhibit 99.1

IAC Provides Supplemental Information to Shareholders

IAC has evolved significantly in the recent one-half decade...moving our center away from the business of traditional entertainment media and towards that of consumer interactivity.  The mechanics of our currently pending transactions – the acquisition of Ask Jeeves, Inc. (“Ask Jeeves”) and the spin-off of Expedia, Inc. (“Expedia”) – are anticipated to be completed in late July and early August\, respectively.   These events, along with our recent purchase of Cornerstone Brands and the sale of our remaining interests in VUE, are profound in their own right.  They also have a very significant impact on IAC’s financial results and capital position.  The proxy statements recently furnished by IAC and Ask Jeeves describe these matters in detail and should be read carefully.

Today’s communication is meant to provide a historical look at our operating businesses in a new reporting configuration which will form the basis for future presentation of IAC’s financial results, and to summarily show how we view our current capital structure.

Our goal with external reporting is to communicate our business performance and financial position such that our stakeholders may come to fairly understand IAC in the manner in which we do.  We realize that a change in reporting structure is not in and of itself desirable, but with the launch of the “new” IAC post the spin-off of Expedia, now is the appropriate time to make this change, and we believe it will provide additional clarity into IAC’s areas of operation.

Now for the changes:

New Sectors

We are introducing new sectors for reporting our operating results…sectors which correspond to the broad areas of interactivity in which we operate: Retailing, Services, Membership & Subscriptions, and Media & Advertising.  We will also show the performance of our collective Emerging businesses (i.e., stand-alone start-ups which are not fully incubated, such as Gifts.com and our Quiz TV venture in the U.K.), as well as our corporate expenses.  These four sectors plus our Emerging area are the principal lens through which we view our operations – however, we will also continue to provide additional segment results for those who want to dive more deeply.

We are breaking out three segments for the first time: Home Services, which consists of ServiceMagic and previously had been part of IAC Local and Media Services, will be within our Services sector; Discounts, which consists of Entertainment Publications, Inc., also formerly part of Local, will be within our Membership & Subscriptions sector; and Vacations, which had been part of IAC Travel and consists of Interval International (“Interval”), will also be within Membership & Subscriptions.  Citysearch and Evite, the remaining former components of Local, will be part of Media & Advertising, as will be Ask Jeeves (pending).

As indicated in our Q1 and proxy filings, Expedia’s results are different from IAC Travel’s results.  This is principally due to the inclusion of non-cash compensation expense for Expedia as a stand-alone company, the inclusion of Trip Advisor, which previously had been part of IAC Local and Media Services, and the exclusion of Interval and TV Travel Shop (“TVTS”), both of which will remain with IAC following the spin-off. (TVTS has substantially reduced operations and thus is expected to be treated as a discontinued operation beginning in Q2.)

There are differences between this information and the pro forma financial statements and related footnotes in the proxy statements.  For example, historical results for Cornerstone and Ask Jeeves (pending) are not reflected herein, as we do not intend to “pro forma” these businesses in future quarterly reporting. (Though as is our practice, we will identify the impact significant acquisitions have on our reported figures.)  There are also items which are expected to impact future results which are not reflected in the attached schedules.  These include adjustments for non-cash compensation expense and changes to interest income and expense.

Capitalization and Shares

We are also providing supplemental capitalization and weighted share information to give effect to the recently completed and pending transactions.  This information reflects a reverse, 1-for-2 stock split which we anticipate will occur immediately prior to the spin-off.

Presentation of Q2 and Q3 Results

Because the spin-off will, assuming satisfaction of all conditions, occur after our fiscal June quarter, GAAP requires that Expedia’s Q2 results be included in IAC’s consolidated reported results.  But we also intend to show our figures in their new sector configuration, with Travel comprising an additional sector for this one quarter only.  (Results for Expedia will be treated as a discontinued operation by IAC beginning in Q3, assuming the spin-off is effected.)

Please see the following pages and read the important footnotes and legend at the end of this document.

NASDAQ: IACI

July 12, 2005

IAC/InterActiveCorp

Segment Results and Reconciliations

($ in thousands, rounding differences may exist)

	2003	2004					2005
	FYE 12/31	Q1	Q2	Q3	Q4	FYE 12/31	Q1

Revenue
Retailing:
U.S.	$1,763,689	$467,764	$438,202	$437,060	$562,877	$1,905,903	$497,956
International	348,442	93,295	79,286	72,002	97,454	342,037	100,921
Total Retailing	2,112,131	561,059	517,488	509,062	660,331	2,247,940	598,877
Services:
Ticketing	743,232	202,260	195,104	181,979	188,856	768,199	211,295
Financial Services and Real Estate	55,795	39,748	44,601	47,937	57,497	189,783	105,813
Teleservices	294,273	71,835	72,513	74,531	75,016	293,895	77,138
Home Services	—	—	—	1,877	5,026	6,903	7,663
Total Services	1,093,300	313,843	312,218	306,324	326,395	1,258,780	401,909
Media & Advertising	28,715	5,780	6,940	7,890	9,853	30,463	8,992
Membership & Subscriptions:
Vacations	222,757	69,436	63,702	63,602	60,106	256,846	75,020
Personals	185,294	48,835	48,473	49,741	50,944	197,993	54,194
Discounts	201,550	26,274	34,046	25,570	132,047	217,937	24,586
Intra-sector elimination	(1,438)	—	(618)	—	(692)	(1,310)	(27)
Total Membership & Subscriptions	608,163	144,545	145,603	138,913	242,405	671,466	153,773
TVTS	46,920	11,334	9,790	10,074	3,584	34,782	4,044
Emerging Businesses	—	—	247	1,691	4,654	6,592	3,769
Inter-segment eliminations	(10,670)	(2,639)	(2,239)	(2,144)	(4,052)	(11,074)	(3,552)
Total - “New” IAC	$3,878,559	$1,033,922	$990,047	$971,810	$1,243,170	$4,238,949	$1,167,812

Total - Expedia, Inc. (a)	$2,339,813	$413,262	$486,959	$503,793	$438,999	$1,843,013	$485,046

The combined revenue presented for “New” IAC and Expedia, Inc. is greater than the consolidated revenue presented in IAC’s historical consolidated financial statements as certain amounts that were historically eliminated in consolidation (i.e., revenues generated by “New” IAC subsidiaries from Expedia, Inc. subsidiaries) will no longer be eliminated.  In addition, effective in Q1 2005, Euvia has been treated as a discontinued operation of IAC and is excluded from the amounts presented above.

(a)       Beginning January 1, 2004, IAC commenced reporting revenue for Hotels.com on a net basis, consistent with Expedia’s historical practice.  Prior period results were not restated for GAAP purposes.  There was no impact to operating income or Operating Income Before Amortization from the change in reporting.

Prepared July 11, 2005.  The information contained herein is unaudited.

1 of 10

IAC/InterActiveCorp

Segment Results and Reconciliations

($ in thousands, rounding differences may exist)

	2003	2004					2005
	FYE 12/31	Q1	Q2	Q3	Q4	FYE 12/31	Q1

Operating Income Before Amortization
Retailing:
U.S.	$168,260	$41,588	$41,576	$43,125	$68,380	$194,669	$56,491
International	4,699	1,278	384	(2,933)	5,560	4,289	2,799
Total Retailing	172,959	42,866	41,960	40,192	73,940	198,958	59,290
Services:
Ticketing	144,502	46,847	46,680	32,450	38,349	164,326	46,990
Financial Services and Real Estate	1,197	3,093	5,646	6,502	6,184	21,425	9,736
Teleservices	12,460	3,166	4,200	5,899	3,786	17,051	4,221
Home Services	—	—	—	218	71	289	2,005
Total Services	158,159	53,106	56,526	45,069	48,390	203,091	62,952
Media & Advertising	(19,865)	(4,686)	(4,323)	(2,362)	(1,953)	(13,324)	(926)
Membership & Subscriptions:
Vacations	66,197	26,066	21,516	22,490	20,159	90,231	33,112
Personals	31,019	6,334	9,536	4,490	7,209	27,569	5,440
Discounts	46,092	(8,605)	(11,616)	(10,261)	52,505	22,023	(11,991)
Total Membership & Subscriptions	143,308	23,795	19,436	16,719	79,873	139,823	26,561
TVTS	(14,511)	(155)	(2,004)	(2,449)	(5,770)	(10,378)	(4,598)
Emerging Businesses	(3,779)	(717)	(1,058)	21	695	(1,059)	(2,475)
Corporate	(76,218)	(21,734)	(20,457)	(18,730)	(29,885)	(90,806)	(27,831)
Total - “New” IAC	$360,053	$92,475	$90,080	$78,460	$165,290	$426,305	$112,973

Total - Expedia, Inc.	$469,010	$98,673	$152,118	$159,610	$143,291	$553,692	$136,722

The combined Operating Income Before Amortization presented for “New” IAC and Expedia, Inc. will not add to the total consolidated Operating Income Before Amortization presented in IAC’s historical consolidated financial statements as certain costs which are included in IAC’s historical consolidated financial statements have also been included in Expedia, Inc.’s stand-alone financial statements.  In addition, effective in Q1 2005, Euvia has been treated as a discontinued operation of IAC and is excluded from the amounts presented above.

Prepared July 11, 2005.  The information contained herein is unaudited.

2 of 10

IAC/InterActiveCorp

Segment Results and Reconciliations

($ in thousands, rounding differences may exist)

	2003	2004					2005
	FYE 12/31	Q1	Q2	Q3	Q4	FYE 12/31	Q1

Amortization and merger costs (a)
Retailing:
U.S.	$50,792	$13,234	$13,233	$13,233	$13,232	$52,932	$13,232
International	1,296	328	328	328	326	1,310	326
Total Retailing	52,088	13,562	13,561	13,561	13,558	54,242	13,558
Services:
Ticketing	28,031	6,175	6,206	7,240	6,777	26,398	6,959
Financial Services and Real Estate	17,669	6,649	6,797	6,714	8,842	29,002	13,025
Teleservices (b)	—	—	—	—	184,780	184,780	—
Home Services	—	—	—	—	2,531	2,531	(428)
Total Services	45,700	12,824	13,003	13,954	202,930	242,711	19,556
Media & Advertising	49,964	12,102	11,711	9,781	175	33,769	53
Membership & Subscriptions:
Vacations	25,220	6,305	6,305	6,305	6,305	25,220	6,305
Personals	16,889	3,487	1,731	1,733	1,768	8,719	1,054
Discounts	5,684	2,131	2,131	1,868	1,855	7,985	1,635
Total Membership & Subscriptions	47,793	11,923	10,167	9,906	9,928	41,924	8,994
TVTS (c)	5,712	1,420	1,420	1,419	32,719	36,978	—
Emerging Businesses	2,143	—	282	202	3,447	3,931	108
Corporate	30,947	21,197	11,266	12,696	20,060	65,219	12,671
Total - “New” IAC	$234,347	$73,028	$61,410	$61,519	$282,817	$478,774	$54,940

Total - Expedia, Inc.	$225,492	$81,996	$78,596	$79,349	$73,278	$313,219	$70,397

The total amortization and merger costs presented for Expedia, Inc. includes non-cash compensation originally recognized by IAC related to Expedia, Inc. employees.  This non-cash compensation has been reclassified from Corporate to conform to the presentation in Expedia, Inc.’s stand-alone financial statements.  In addition, effective in Q1 2005, Euvia has been treated as a discontinued operation of IAC and is excluded from the amounts presented above.

(a)       Merger costs incurred by Expedia.com, Hotels.com and Ticketmaster in 2003 for investment banking, legal and accounting fees were related directly to the mergers and are treated as non-recurring for calculating Operating Income Before Amortization.  These costs were incurred solely in relation to the mergers, but may not be capitalized since  Expedia.com, Hotels.com and Ticketmaster were considered the targets in the transaction for accounting purposes.  These costs do not directly benefit operations in any manner, would not normally be recorded by IAC if not for the fact it already consolidated these entities, and are all related to the same transaction, as IAC simultaneously announced its intention to commence its exchange offer for the companies in 2002.  The majority of costs are for advisory services provided by investment bankers, and the amounts incurred in 2003 were pursuant to the same fee letters  entered into by each company in 2002.  Given these factors, IAC believes it is appropriate to consider these costs as one-time.  Operating Income Before Amortization is presented before one-time items.

(b)       Teleservices Q4 2004 amortization includes a $184.8 million impairment charge related to goodwill.

(c)        TVTS Q4 2004 amortization includes a $32.7 million impairment charge related to intangible assets.

Prepared July 11, 2005.  The information contained herein is unaudited.

3 of 10

IAC/InterActiveCorp

Segment Results and Reconciliations

($ in thousands, rounding differences may exist)

	2003	2004					2005
	FYE 12/31	Q1	Q2	Q3	Q4	FYE 12/31	Q1

Operating Income (Loss)
Retailing:
U.S.	$117,468	$28,354	$28,343	$29,892	$55,148	$141,737	$43,259
International	3,403	950	56	(3,261)	5,234	2,979	2,473
Total Retailing	120,871	29,304	28,399	26,631	60,382	144,716	45,732
Services:
Ticketing	116,471	40,672	40,474	25,210	31,572	137,928	40,031
Financial Services and Real Estate	(16,472)	(3,556)	(1,151)	(212)	(2,658)	(7,577)	(3,289)
Teleservices	12,460	3,166	4,200	5,899	(180,994)	(167,729)	4,221
Home Services	—	—	—	218	(2,460)	(2,242)	2,433
Total Services	112,459	40,282	43,523	31,115	(154,540)	(39,620)	43,396
Media & Advertising	(69,829)	(16,788)	(16,034)	(12,143)	(2,128)	(47,093)	(979)
Membership & Subscriptions:
Vacations	40,977	19,761	15,211	16,185	13,854	65,011	26,807
Personals	14,130	2,847	7,805	2,757	5,441	18,850	4,386
Discounts	40,408	(10,736)	(13,747)	(12,129)	50,650	14,038	(13,626)
Total Membership & Subscriptions	95,515	11,872	9,269	6,813	69,945	97,899	17,567
TVTS	(20,223)	(1,575)	(3,424)	(3,868)	(38,489)	(47,356)	(4,598)
Emerging Businesses	(5,922)	(717)	(1,340)	(181)	(2,752)	(4,990)	(2,583)
Corporate	(107,165)	(42,931)	(31,723)	(31,426)	(49,945)	(156,025)	(40,502)
Total - “New” IAC	$125,706	$19,447	$28,670	$16,941	$(117,527)	$(52,469)	$58,033

Total - Expedia, Inc.	$243,518	$16,677	$73,522	$80,261	$70,013	$240,473	$66,325

The total operating income presented for Expedia, Inc. includes non-cash compensation originally recognized by IAC related to Expedia, Inc. employees.  This non-cash compensation has been reclassified from Corporate to conform to the presentation in Expedia, Inc.’s stand-alone financial statements.  In addition, the combined operating income of “New” IAC and Expedia, Inc. will not add to the total consolidated operating income presented in IAC’s historical consolidated financial statements as certain costs which are included in IAC’s historical consolidated financial statements have also been included in Expedia, Inc.’s stand-alone financial statements.  In addition, effective in Q1 2005, Euvia has been treated as a discontinued operation of IAC and is excluded from the amounts presented above.

Prepared July 11, 2005.  The information contained herein is unaudited.

4 of 10

IAC/InterActiveCorp

Segment Results and Reconciliations

($ in thousands, rounding differences may exist)

	2003	2004					2005
	FYE 12/31	Q1	Q2	Q3	Q4	FYE 12/31	Q1

Depreciation Expense
Retailing:
U.S.	$44,325	$10,194	$10,188	$10,414	$11,436	$42,232	$10,179
International	9,734	2,554	2,547	2,618	2,575	10,294	2,338
Total Retailing	54,059	12,748	12,735	13,032	14,011	52,526	12,517
Services:
Ticketing	30,323	7,341	7,705	8,615	9,726	33,387	8,799
Financial Services and Real Estate	1,180	859	904	840	940	3,543	1,385
Teleservices	23,530	4,839	4,576	4,308	3,994	17,717	3,788
Home Services	—	—	—	43	137	180	178
Total Services	55,033	13,039	13,185	13,806	14,797	54,827	14,150
Media & Advertising	3,332	977	1,057	825	1,275	4,134	1,263
Membership & Subscriptions:
Vacations	9,269	2,336	2,095	2,055	2,058	8,544	1,789
Personals	10,734	3,255	3,323	3,420	4,810	14,808	2,996
Discounts	2,391	840	911	843	1,103	3,697	1,092
Total Membership & Subscriptions	22,394	6,431	6,329	6,318	7,971	27,049	5,877
TVTS	2,589	522	407	326	295	1,550	1,008
Emerging Businesses	5	2	10	—	141	153	48
Corporate	5,759	1,301	1,323	1,532	1,729	5,885	1,795
Total - “New” IAC	$143,171	$35,020	$35,046	$35,839	$40,219	$146,124	$36,658

Total - Expedia, Inc.	$27,582	$7,131	$7,646	$8,297	$8,489	$31,563	$8,492

Effective in Q1 2005, Euvia has been treated as a discontinued operation of IAC and is excluded from the amounts presented above.

Prepared July 11, 2005.  The information contained herein is unaudited.

5 of 10

IAC/InterActiveCorp

Segment Results and Reconciliations

($ in thousands, rounding differences may exist)

	2003	2004					2005
	FYE 12/31	Q1	Q2	Q3	Q4	FYE 12/31	Q1
Reconciliation of consolidated segment Operating Income Before Amortization to consolidated segment operating income to net earnings available to common shareholders

Operating income before amortization - “New” IAC	$360,053	$92,475	$90,080	$78,460	$165,290	$426,305	$112,973
Amortization of non-cash distribution and marketing expense	(9,458)	(1,301)	—	—	—	(1,301)	—
Amortization of non-cash compensation expense	(32,404)	(22,099)	(12,167)	(13,495)	(22,565)	(70,326)	(12,229)
Amortization of intangibles	(192,389)	(49,628)	(49,243)	(48,024)	(75,472)	(222,367)	(42,711)
Goodwill impairment	—	—	—	—	(184,780)	(184,780)	—
Merger costs	(96)	—	—	—	—	—	—
Operating income - “New” IAC	125,706	19,447	28,670	16,941	(117,527)	(52,469)	58,033

Operating income before amortization - Expedia, Inc.	469,010	98,673	152,118	159,610	143,291	553,692	136,722
Amortization of non-cash distribution and marketing expense	(41,974)	(5,038)	(4,733)	(3,256)	(3,701)	(16,728)	(432)
Amortization of non-cash compensation expense	(95,781)	(46,869)	(43,175)	(44,350)	(37,006)	(171,400)	(38,300)
Amortization of intangibles	(76,073)	(30,089)	(30,688)	(31,743)	(32,571)	(125,091)	(31,665)
Goodwill impairment	—	—	—	—	—	—	—
Merger costs	(11,664)	—	—	—	—	—	—
Operating income - Expedia, Inc.	243,518	16,677	73,522	80,261	70,013	240,473	66,325

Certain costs which have also been included in Expedia, Inc.	3,054	2,984	3,267	3,420	3,359	13,030	3,280

Operating income - IAC	372,278	39,108	105,459	100,622	(44,155)	201,034	127,638
Other income (expenses), net	(133,249)	32,707	45,095	31,504	41,535	150,841	16,104
Earnings from continuing operations before income taxes and minority interest	239,029	71,815	150,554	132,126	(2,620)	351,875	143,742
Income tax expense	(66,310)	(28,444)	(58,504)	(43,568)	(42,835)	(173,351)	(73,967)
Minority interest in income of consolidated subsidiaries	(52,822)	(511)	(974)	(87)	(1,286)	(2,858)	(351)
Earnings from continuing operations	119,897	42,860	91,076	88,471	(46,741)	175,666	69,424
Discontinued operations	47,499	(1,333)	(17,880)	4,270	4,138	(10,805)	2,788
Earnings before preferred dividend	167,396	41,527	73,196	92,741	(42,603)	164,861	72,212
Preferred dividends	(13,055)	(3,264)	(3,262)	(3,263)	(3,264)	(13,053)	(3,263)
Net earnings available to common shareholders - IAC	$154,341	$38,263	$69,934	$89,478	$(45,867)	$151,808	$68,949

	2003	2004					2005
	FYE 12/31	Q1	Q2	Q3	Q4	FYE 12/31	Q1
Reconciliation of Expedia, Inc. Operating Income Before Amortization to net income

Operating income before amortization - Expedia, Inc.	$469,010	$98,673	$152,118	$159,610	$143,291	$553,692	$136,722
Amortization of non-cash distribution and marketing expense	(41,974)	(5,038)	(4,733)	(3,256)	(3,701)	(16,728)	(432)
Amortization of non-cash compensation expense	(95,781)	(46,869)	(43,175)	(44,350)	(37,006)	(171,400)	(38,300)
Amortization of intangibles	(76,073)	(30,089)	(30,688)	(31,743)	(32,571)	(125,091)	(31,665)
Goodwill impairment	—	—	—	—	—	—	—
Merger costs	(11,664)	—	—	—	—	—	—
Operating income - Expedia, Inc.	243,518	16,677	73,522	80,261	70,013	240,473	66,325
Other income (expense), net	11,980	4,386	7,430	14,701	2,553	29,070	10,833
Earnings from continuing operations before income taxes and minority interest	255,498	21,063	80,952	94,962	72,566	269,543	77,158
Income tax expense	(97,202)	(8,344)	(31,938)	(37,455)	(28,634)	(106,371)	(29,385)
Minority interest in (income) loss of consolidated subsidiaries	(46,889)	—	(472)	585	188	301	256
Net income - Expedia, Inc.	$111,407	$12,719	$48,542	$58,092	$44,120	$163,473	$48,029

Effective in Q1 2005, Euvia has been treated as a discontinued operation of IAC and is excluded from the amounts presented above.

Prepared July 11, 2005.  The information contained herein is unaudited.

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IAC/InterActiveCorp

Supplemental Information

($ in billions; rounding differences may exist)

Capitalization

	Cash & Marketable Securities	Debt & Preferred	Net Cash & Marketable Securities

As reported as of 3/31/05	$4.2	$2.2	$2.0
Non-recourse debt (a)	—	(0.4)	0.4
Cornerstone acquisition	(0.7)	—	(0.7)
Euvia sale	0.2	—	0.2
VUE	1.0	—	1.0
Ask Jeeves acquisition	0.1	0.1	(0.0)
Share buy-back	(1.2)	—	(1.2)
Expedia spin-off	(0.2)	—	(0.2)
Subtotal	$3.3	$1.9	$1.4
Preferred redemption	(0.7)	(0.7)	—
Senior notes maturity	(0.4)	(0.4)	—
Pro forma as of 3/31/05	$2.3	$0.9	$1.4

As of March 31, 2005, pro forma for the acquisition of Cornerstone (4/1/05); the sale of Euvia (6/1/05); the expected after-tax proceeds from the sale of IAC’s interests in VUE (6/7/05); the proposed acquisition of Ask Jeeves, Inc. and related buy back of 52.8 million shares; the proposed Expedia spin-off; the assumed redemption of the IAC Series A preferred stock at the time of the spin-off (collectively, the “Transactions”); and the maturity of the 6 3/4% Senior Notes (11/15/05), IAC would have $1.4 billion in net cash and securities.

(a)       To exclude LendingTree Loans’ debt that is non-recourse to IAC.

Prepared July 11, 2005.  The information contained herein is unaudited.

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IAC/InterActiveCorp

Supplemental Information

(shares in millions; rounding differences may exist)

	Weighted Average Shares 3ME 3/31/05
Shares	Basic Shares	Dilutive Securities	Diluted Shares

GAAP as reported	699	37	735
VUE sale	(57)	—	(57)
Ask Jeeves acquisition	75	11	86
Share buy-back	(53)	—	(53)
Other	—	(1)	(1)
Pro Forma GAAP	664	47	711
	÷ 2	÷ 2	÷ 2
1-for-2 reverse split adjusted	332	24	356

Pro Forma GAAP	664	47	711
Additional restricted shares (a)	—	11	11
Pro forma Adjusted	664	58	722
	÷ 2	÷ 2	÷ 2
1-for-2 reverse split adjusted	332	29	361

•                  For the three months ended March 31, 2005, pro forma for the Transactions and the proposed one-for-two reverse stock split to occur immediately prior to the proposed Expedia spin-off, IAC would have approximately 356 million GAAP diluted weighted average shares and 361 million Adjusted EPS weighted average shares.

•                  Certain estimates have been made related to the proposed Expedia spin-off, which are approximate and not yet final.

•                  IAC expects its GAAP diluted and Adjusted EPS weighted average shares to be approximately 2% lower in Q3 ‘05 and 1% higher in Q4 ‘05 than the pro forma figures above.

(a)       For Adjusted EPS purposes, the impact of RSUs is based on the weighted average number of RSUs outstanding, as compared with shares outstanding for GAAP EPS purposes, which includes RSUs on a treasury method basis.

Prepared July 11, 2005.  The information contained herein is unaudited.

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Expedia, Inc.

Supplemental Information

($ in thousands, shares in millions, rounding differences may exist)

Gross Bookings

	2003	2004					2005
	FYE 12/31	Q1	Q2	Q3	Q4	FYE 12/31	Q1
Gross Bookings by Geography (‘000’s) (a) (b)
Domestic	$8,428,719	$2,770,261	$2,754,008	$2,630,245	$2,300,123	$10,454,637	$3,183,590
International	1,140,601	563,409	525,083	635,563	594,806	2,318,861	902,488
Total	$9,569,320	$3,333,670	$3,279,091	$3,265,808	$2,894,929	$12,773,498	$4,086,078

(a)       Includes actual results for Hotwire from its acquisition date of November 5, 2003.

(b)       Total retail value of transactions booked during a specified time period, including taxes and fees, for both agency and merchant transactions.

Capitalization

•                  As of March 31, 2005, pro forma for the proposed terms of the spin-off, Expedia, Inc. would have $0.2 billion in cash.

•                  At the time the proposed spin-off is effective, Expedia, Inc. expects to have in place an approximate $1 billion, five year revolving credit facility.

	Weighted Average Shares 3ME 3/31/05
Shares	Basic Shares	Dilutive Securities	Diluted Shares

Pro Forma GAAP	332	24	355
Additional restricted shares (a)	—	4	4
Pro forma Adjusted	332	27	359
	(already adjusted for 1-for-2 reverse stock split)

•                  For the three months ended March 31, 2005, pro forma for the Transactions (other than the sale of Euvia) and the proposed one-for-two reverse stock split to occur immediately prior to the proposed spin-off, Expedia, Inc. would have approximately 355 million GAAP diluted weighted average shares outstanding and 359 million Adjusted EPS weighted average shares.

•                  Certain estimates have been made related to the proposed Expedia spin-off, which are approximate and not yet final.

•                  Expedia, Inc. expects its GAAP diluted and Adjusted EPS weighted average shares to be approximately 2% lower in Q3 ‘05 and 1% higher in Q4 ‘05 than the pro forma figures above.

(a)       For Adjusted EPS purposes, the impact of RSUs is based on the weighted average number of RSUs outstanding, as compared with shares outstanding for GAAP EPS purposes, which includes RSUs on a treasury method basis.

Prepared July 11, 2005.  The information contained herein is unaudited.

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IAC/InterActiveCorp

Supplemental Information

Important Safe Harbor Statement Under The Private Securities Litigation Reform Act of 1995

This presentation contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements relating to anticipated financial performance, business prospects, new developments, pending transactions and similar matters, and/or statements that use words such as “anticipates,” “estimates,” “expects,” “intends,” “believes” and similar expressions. These forward-looking statements are necessarily estimates reflecting the best judgment of IAC’s senior management, and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties are described in IAC’s and Ask Jeeves’ filings with the U.S. Securities and Exchange Commission (the “SEC”), including their respective Annual Reports on Form 10-K for the fiscal year ended 2004, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Other unknown or unpredictable factors also could have material adverse effects on IAC’s future results, performance or achievements. In light of these risks and uncertainties, the forward-looking events discussed in this presentation may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this presentation.

IAC is not under any obligation and does not intend to make publicly available any update or other revisions to any of the forward-looking statements contained in this presentation to reflect circumstances existing after the date of this presentation or to reflect the occurrence of future events even if experience or future events make it clear that any expected results expressed or implied by those forward-looking statements will not be realized.

Additional Information

In connection with the proposed spin-off, IAC filed a definitive proxy statement/prospectus with the SEC.  Stockholders of IAC are urged to read the definitive proxy statement/prospectus because it contains important information about IAC, the proposed spin-off transaction and related matters.  Investors and security holders can obtain free copies of the definitive proxy statement/prospectus by contacting Investor Relations, IAC/InterActiveCorp, Carnegie Hall Tower, 152 W. 57th Street, 42nd Floor, New York, NY 10019 (Telephone: (212) 314-7400).  Investors and security holders can also obtain free copies of the definitive proxy statement/prospectus and other documents filed by IAC and Expedia with the SEC in connection with the proposed spin-off transaction at the SEC’s web site at www.sec.gov.  In addition to the definitive proxy statement/prospectus, IAC files annual, quarterly and current reports, proxy statements and other information with the SEC, each of which should be available at the SEC’s web site at www.sec.gov.  You may also read and copy any reports, statements and other information filed by IAC at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information. IAC and its directors, executive officers and certain members of management and other employees may be deemed to be participants in the solicitation of proxies of IAC stockholders to approve the proposed spin-off transaction, which transaction will be considered for approval by IAC stockholders at the 2005 Annual Meeting of Stockholders on July 19, 2005.  Directors, executive officers and certain members of management and other employees of IAC may have interests in the transaction as described in the definitive proxy statement/prospectus, including as a result of current holdings of options or shares of IAC stock and future holdings of options or shares of Expedia stock, which will be impacted in the transaction.  Information regarding IAC and the equity interests of its directors and officers who may be deemed to be participants in the solicitation of proxies is contained in the definitive proxy statement/prospectus, which was filed with the SEC on June 17, 2005 and first mailed to stockholders of IAC on or around June 20, 2005.  Additional information regarding the interests of such potential participants may be included in other relevant documents to be filed with the SEC in connection with the proposed spin-off transaction.

In connection with its previously announced, pending acquisition of Ask Jeeves, Inc. (“Ask Jeeves”), IAC filed a definitive proxy statement/prospectus of Ask Jeeves and IAC and other relevant documents with the SEC.   Ask Jeeves stockholders should read the definitive proxy statement/prospectus and other related materials because they contain important information about Ask Jeeves, IAC and the proposed merger. In addition to the documents described above, Ask Jeeves and IAC file annual, quarterly and current reports, proxy statements and other information with the SEC.  The definitive combined proxy statement/prospectus and other related materials, and any other documents filed with the SEC by Ask Jeeves or IAC, are available without charge at the SEC’s website at www.sec.gov, or from the companies’ websites, at www.ask.com and www.iac.com, respectively.  Ask Jeeves, IAC and their respective officers and directors may be deemed to be participants in the solicitation of proxies from Ask Jeeves stockholders in connection with the proposed merger, which transaction will be considered for approval by stockholders of Ask Jeeves at a special meeting on July 19, 2005.  A description of certain interests of the directors and executive officers of Ask Jeeves and a description of certain interests of the directors and executive officers of IAC is set forth in the definitive combined proxy statement/prospectus filed with the SEC on June 16, 2005, which was mailed to stockholders of Ask Jeeves on or around June 17, 2005.  Additional information regarding the interests of such potential participants may be included in other relevant documents to be filed with the SEC in connection with the proposed merger.

Prepared July 11, 2005.  The information contained herein is unaudited.

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